UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)[1]

SpringWorks Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

85205L107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85205L107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc. 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,782 shares of Common Stock, $0.0001 par value per share (“Common Stock”)
6.
SHARED VOTING POWER 2,328,548 shares of Common Stock are directly held by PF Equity Holdings 3 B.V., a controlled affiliate of Pfizer Inc. formed to hold certain assets owned or controlled by Pfizer or its direct or indirect subsidiaries.

	7.	SOLE DISPOSITIVE POWER 11,782 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 2,328,548 shares of Common Stock are directly held by PF Equity Holdings 3 B.V., a controlled affiliate of Pfizer Inc.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,340,330*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.75%**
12.		TYPE OF REPORTING PERSON CO

* Represents 11,782 shares held by directly by Pfizer Inc. and 2,328,548 shares held directly by PF Equity Holdings 3 B.V., a controlled affiliate of Pfizer Inc.
** Based on 49,249,215 shares of Common Stock outstanding as of October 29, 2021 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021 (“Form 10-Q”).

CUSIP No. 85205L107

1.		NAME OF REPORTING PERSON PF Equity Holdings 3 B. V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) 98-1625134
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares of Common Stock
	6.	SHARED VOTING POWER 2,328,548 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER -0- shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 2,328,548 shares of Common Stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,328,548*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73%**
12.		TYPE OF REPORTING PERSON CO

** Based on 49,249,215 shares of Common Stock outstanding as of October 29, 2021 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021 (“Form 10-Q”).

CUSIP No. 85205L107
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

SpringWorks Therapeutics, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Washington Boulevard, Stamford, CT 06902

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”)
PF Equity Holdings 3 B. V. (“PEH3”)

PEH3 is a controlled affiliate of Pfizer formed to hold certain assets owned or controlled by Pfizer or its direct or indirect subsidiaries. The Joint Filing Agreement between Pfizer and PEH3 is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer: 235 East 42nd Street, New York, NY 10017 PEH3: Rivium Westlaan 142, 2909 LD, Capelle aan den IJssel, Netherlands

ITEM 2(c)	CITIZENSHIP:

Pfizer (Delaware) and PEH3 (Netherlands)

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

85205L107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 85205L107
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

| X |

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. 85205L107

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 85205L107

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 11, 2022, by and between Pfizer and PEH3.

CUSIP No. 85205L107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PF EQUITY HOLDINGS 3 B. V.

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Attorney-in-fact